REVOLUTIONS MEDICAL CORPORATION

670 MARINA DRIVE, 3RD FLOOR

CHARLESTON, SC 29492

February 8, 2012

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Re:	Revolutions Medical Corporation Registration Statement on Form S-1/A Originally Filed on November 3, 2011 File No. 333-173340

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), Revolutions Medical Corporation (the “Company”) requests the withdrawal of the Company’s Registration Statement on Form S-1/A, originally filed on November 3, 2011 (the “Registration Statement”). No sales of the Company’s common stock have been or will be made pursuant to the Registration Statement.

The Company requests that in accordance with Rule 457(p) under the Act, all fees paid to the U.S. Securities and Exchange Commission (the “Commission”) in connection with the filing of the Registration Statement be credited for future use.

Upon grant of the Commission’s consent, please provide a facsimile copy of the written order consenting to the withdrawal of the Registration Statement to the undersigned, facsimile number (843) 971-6917.

If you have any questions with respect to this matter, please contact Burt Hodges, the Company’s Chief Financial Officer via telephone at (843) 971-4848.

Very truly yours,

REVOLUTIONS MEDICAL CORPORATION

/s/ Rondald L. Wheet

Rondald L. Wheet

Chief Executive Officer